UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Callaway Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2245 Texas Dr., Suite 300
(No. and Street)

SUGAR LAND	TX	77479
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Dembski 954-707-0568
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Dembski_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Callaway Financial Services, Inc_____ , as

of December 31_____ , 20 20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CHYENNE MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2022
Notary ID 131619462

Maria Dembski/CFO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAWAY FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2020

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   3

Financial Statements

    Statement of financial condition   4

    Statement of Income   5

    Statement of changes in stockholder's equity   6

    Statement of cash flows   7

    Notes to financial statements   8 - 11

Supplemental information pursuant to Rule 17a-5

    Computation of Net Capital   12

    Statement Regarding Changes in Liabilities Subordinated   13
    to Claims of General Creditors

    Statement Regarding Reserve Requirements and Possession
    or Control Requirements   14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   15

EXEMPTION REPORT   16

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of

Callaway Financial Services Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Callaway Financial Services Inc as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Callaway Financial Services Inc as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Callaway Financial Services Inc's management. Our responsibility is to express an opinion on Callaway Financial Services Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Callaway Financial Services Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Callaway Financial Services Inc financial statements. The supplemental information is the responsibility of Callaway Financial Services Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Callaway Financial Services Inc's auditor since 2019.

Sugar Land, Texas

March 1, 2021

3

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	1,299
Accounts receivables		4,330
Prepaid expenses		5,792
Deposit with and due from Interactive Brokers		40,673
TOTAL ASSETS	$	52,094

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	1,365
Commission payable	$	3,551
Other Liability	$	780
TOTAL LIABILITIES		5,696

Stockholder's Equity

Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	41,785
Dividends paid	(20,000)
Retainer earning	24,413
TOTAL STOCKHOLDER'S EQUITY	46,398
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 52,094

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2020

Revenue

Commission - Trading	$ 97,042
Commission - Mutual Funds	$ 11,783
12B-1 Fees	$ 33,824
Commission - Variable Annuity	$ 54,565
Misc Income	$ 9,557
Interest	$ 10,777
TOTAL REVENUE	$ 217,548

Expenses

Compensation and related costs	118,427
Clearing charges	46,889
Communications	7,742
Professional fees	11,275
Regulatory fees	10,706
Other expenses	1,818
TOTAL EXPENSES	196,857
Net Income	20,691
Income taxes	-
Non-Cash Items	-

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated	Total
Balances at December 31, 2019	20,000	$ 200	$ 66,785	$ 3,722	$ 70,707
Shareholder Distribution			$ (45,000)		$ (45,000)
Net Income				$ 20,691	$ 20,691
Balances at December 31, 2020	20,000	200	$ 21,785	$ 24,413	$ 46,398

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2020

OPERATING ACTIVITIES

Net Income		20,691
Adjustments to reconcile net income to net cash provided by operation		
	Accounts receivables	7,313
	Prepaid expenses	260
	Clearing deposit	25,314
	Interactive Brokers	4,005
	Accounts payable	1,277
	Commission payables	-7,892
	Other liabilities	-7,503
Net cash provided by Operating Activities		43,465

FINANCING ACTIVITIES

3010 Additional paid in capital	-25,000
30200-Dividends Paid	-20,000
Net cash provided by Financing Activities	-45,000
Net cash increse for period	-1,535
Cash at the beginning of period	2,834
Cash at end of period	1,299

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2020

Note 1   -   Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a subsidiary of MDX Holdings Inc., an S corporation, (Parent) owning one hundred (100%) of the Company.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a general securities broker-dealer whose customers consist primarily of individuals and retirement plans located in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur. For Mutual Funds, 12b-1 Fees and Variable Annuity contracts, the Company recognizes the revenue based on commission statements received from issuers. For commission in Muni Bonds, OTC Corporate Bonds, OTC Stocks, Listed Option and Interest Income, the Company recognizes revenue based on a trade date.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2020, the Company had net capital of $36,301 which was $31,301 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer (Interactive Brokers) to provide clearing, execution, and other related securities services. Clearing charges are incurred at markup rate multiplied by the number of shares or stock options traded by the Company.
The clearing agreement with Interactive Brokers includes a monthly minimum clearing and execution fee of $2,000 per month.

Note 4 - Related Party Transactions / Economic Dependency / Concentrations

The Company and its Parent Company are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a Services Agreement (Agreement) with its Parent MDX Holdings Inc. The Agreement is for a one-year term, automatically renewed on a year-to-year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services, with rent for the office space. The Parent issues monthly invoice to the Company that represents the Company's allocable share of services provided by the Parent. Net services allocation – Parent, incurred and paid, totaled $6,839 under this Agreement for the period ending December 31, 2020.

The Company has a single Parent company, with two primary owners, both of which are registered securities representatives of the Company.

CALLAWAY FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2020

MDX Holdings Inc. is a Parent Company, and one of its shareholders is a producing registered securities representative and officer of the Company.
The other shareholder is the Chief Compliance Officer and FINOP of the Company but is not a producing representative.

Note 5 - Income Taxes

The Company made a profit of $20,691 for the year. The Company has a net operating loss carryforward of approximately $17,156 which is available to offset 2020 taxable income and creates a tax liability of approximately $742, there is no accrued tax liability recognized in the accompanying statement of financial condition.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has accounts receivables of $4,330 which represents approximately 8.3% of the Company's total assets.

Note 7 - Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through March 1, 2021 the date the financial statements were available to be issued.

CALLAWAY FINANCIAL SERVICES, INC.
Schedule I-Supplemental Information Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	46,398
Deductions / charges		
Non-allowable assets:		
Commission receivable		4,305
Prepaid expenses		5,792
Total deductions / charges		10,097
Net capital before haircuts on securities positions		36,301
Haircuts on securities:		-
Net Capital	$	36,301
Aggregate indebtedness		
Accounts Payable		1,365
commission payable		3,551
Other Current Liability	$	780
Total aggregate indebtedness	$	5,696
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	31,301
Ratio of aggregate indebtedness to net capital		.16 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020, as filed by Callaway Financial Services, Inc. on form X-17A-5. Accordingly, no reconciliation is deemed necessary.

CALLAWAY FINANCIAL SERVICES, INC.

**Schedule II-Statement Regarding Changes in Liabilities Subordinated
to Claims of General Creditors
December 31, 2020**

No statement is required as no subordinated liabilities existed at any time during the year.

CALLAWAY FINANCIAL SERVICES, INC.

Schedule III-Statement Regarding Reserve Requirements and Possession
of Control Requirements.
December 31, 2020

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Callaway Financial Services Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Callaway Financial Services Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Callaway Financial Services Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Callaway Financial Services Inc stated that Callaway Financial Services Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Callaway Financial Services Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Callaway Financial Services Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 1, 2021



Callaway Financial Services Inc.

Callaway Financial Services, Inc.
Exemption Report

Callaway Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

Callaway Financial Services, Inc.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, CFO

February 11, 2021

2245 Texas Dr., Suite 300
Sugar Land, Texas 77479 Member FINRA/SIPC phone: (954) 707-0586